FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Statement on Administrative Action by Japan’s Financial Services Agency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 3, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Statement on Administrative Action by Japan’s Financial

Services Agency

Tokyo, August 3, 2012—In accordance with Article 51 of the Financial Instruments and Exchange Act, Japan’s Financial Services Agency today issued a business improvement order against Nomura Securities Co., Ltd.

We take this matter very seriously and we apologize to our clients and all other concerned parties for the trouble that has been caused. In relation to matters raised in recommendations issued by the Securities and Exchange Surveillance Commission, we announced a series of improvement measures on June 29, including strengthening the management of corporate-related information, improving our personnel management system, and ensuring business ethics. On July 26, we reported on the progress of implementation of these improvement measures.

We will continue to further enhance our internal controls and work across the entire firm to prevent similar incidents occurring in the future and to regain the trust of the public.

Outline of business improvement order

(1)	To thoroughly implement and firmly establish the preventative measures described in the internal investigation report.

(2)	To regularly report the status of the implementation of the preventative measures.

(3)	To regularly review the effectiveness of the preventative measures and report the findings of the reviews.

Note:	In case any inadequacies are identified as a result of the reviews, to report the causes of the inadequacies and improvement plans to address the inadequacies identified.

(4)	With respect to (1)-(3) above, to submit the first report on Friday, August 10, and then report within 15 days after the end of each financial quarter. Notwithstanding these reporting periods, to submit reports as and when necessary.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.